

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Erwin Mevorah
Chief Financial Officer
Coactive Marketing Group, Inc.
75 Ninth Avenue
New York, New York 10011

   Re: Coactive Marketing Group, Inc.
     Form 10-K for the Year Ended March 31, 2006
     File No. 000-20394

Dear Mr. Mevorah:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       David R. Humphrey
       Branch Chief